Exhibit 99.2

Progressive Waste Solutions Ltd.

Condensed Consolidated Balance Sheets (“Balance Sheet”)

September 30, 2012 (unaudited) and December 31, 2011 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”) and in thousands of U.S. dollars except issued and outstanding share amounts)

	September 30,	December 31,
	2012	2011
ASSETS
CURRENT
Cash and cash equivalents	$15,423	$14,143
Accounts receivable	234,894	212,099
Other receivables	442	414
Prepaid expenses	36,627	31,484
Restricted cash	475	452
Other assets	2,321	1,972
	290,182	260,564

OTHER RECEIVABLES	187	376
FUNDED LANDFILL POST-CLOSURE COSTS (Note 11)	9,877	9,200
INTANGIBLES (Note 7)	249,407	257,731
GOODWILL (Note 8)	840,437	774,409
LANDFILL DEVELOPMENT ASSETS	19,056	15,869
DEFERRED FINANCING COSTS	15,385	19,983
CAPITAL ASSETS	855,593	776,058
LANDFILL ASSETS	966,815	958,792
INVESTMENT IN EQUITY ACCOUNTED INVESTEE (Note 14)	4,077	3,973
OTHER ASSETS	918	649
	$3,251,934	$3,077,604

LIABILITIES
CURRENT
Accounts payable	$123,275	$115,292
Accrued charges (Note 9)	118,743	124,496
Dividends payable	16,390	14,540
Income taxes payable	1,585	10,693
Deferred revenues	19,105	17,645
Current portion of long-term debt	1,500	1,500
Landfill closure and post-closure costs (Note 11)	7,572	9,468
Other liabilities	3,148	3,484
	291,318	297,118

LONG-TERM DEBT	1,467,847	1,311,593
LANDFILL CLOSURE AND POST-CLOSURE COSTS (Note 11)	103,662	92,034
OTHER LIABILITIES	7,859	7,484
DEFERRED INCOME TAXES	101,031	76,234
	1,971,717	1,784,463

SHAREHOLDERS’ EQUITY (Note 12)
Common shares (authorized - unlimited, issued and outstanding - 114,949,780 (December 31, 2011 - 118,040,683))	1,773,434	1,824,231
Restricted shares (issued and outstanding - 212,500 (December 31, 2011 - 252,150))	(4,364)	(5,353)
Additional paid in capital	2,308	2,789
Accumulated deficit	(447,028)	(466,775)
Accumulated other comprehensive loss	(44,133)	(61,751)
Total shareholders’ equity	1,280,217	1,293,141
	$3,251,934	$3,077,604

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income or Loss

(“Statement of Operations and Comprehensive Income or Loss”)

For the periods ended September 30, 2012 and 2011 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except share and net income or loss per share amounts)

	Three months ended		Nine months ended
	2012	2011	2012	2011

REVENUES	$487,209	$490,522	$1,400,919	$1,382,884
EXPENSES
OPERATING	297,309	294,475	849,528	820,784
SELLING, GENERAL AND ADMINISTRATION	56,750	51,437	170,926	160,422
RESTRUCTURING	—	73	—	1,198
AMORTIZATION	70,328	69,408	202,352	198,694
NET GAIN ON SALE OF CAPITAL ASSETS	(225)	(1,092)	(975)	(2,871)
OPERATING INCOME	63,047	76,221	179,088	204,657
INTEREST ON LONG-TERM DEBT	14,696	15,303	42,934	48,363
NET FOREIGN EXCHANGE LOSS (GAIN)	5	(51)	12	(83)
NET GAIN ON FINANCIAL INSTRUMENTS (Note 15)	(3,988)	(1,528)	(1,816)	(3,883)
OTHER	—	32	105	827
INCOME BEFORE INCOME TAX EXPENSE AND NET LOSS FROM EQUITY ACCOUNTED INVESTEE	52,334	62,465	137,853	159,433
INCOME TAX EXPENSE (Note 16)
Current	14,219	13,729	38,312	38,424
Deferred	5,946	8,357	16,907	20,899
	20,165	22,086	55,219	59,323
NET LOSS FROM EQUITY ACCOUNTED INVESTEE	11	32	30	58
NET INCOME	32,158	40,347	82,604	100,052

Foreign currency translation adjustment	19,358	(44,594)	18,024	(25,840)
Derivatives designated as cash flow hedges, net of income tax ($532) and $226 (2011 - $2,563 and $3,411)	989	(4,767)	(421)	(6,340)
Settlement of derivatives designated as cash flow hedges, net of income tax $72 and ($7) (2011 - ($78) and ($481))	(131)	147	15	895
OTHER COMPREHENSIVE INCOME (LOSS)	20,216	(49,214)	17,618	(31,285)
COMPREHENSIVE INCOME (LOSS)	$52,374	$(8,867)	$100,222	$68,767

Net income per weighted average share, basic (Note 12)	$0.28	$0.33	$0.71	$0.83
Net income per weighted average share, diluted (Note 12)	$0.28	$0.33	$0.71	$0.83
Weighted average number of shares outstanding (thousands), basic (Note 12)	115,268	120,767	116,519	121,067
Weighted average number of shares outstanding (thousands), diluted (Note 12)	115,268	120,767	116,519	121,067

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd.

Condensed Consolidated Statements of Cash Flows (“Statement of Cash Flows”)

For the periods ended September 30, 2012 and 2011 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Three months ended		Nine months ended
	2012	2011	2012	2011

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$32,158	$40,347	$82,604	$100,052
Items not affecting cash
Restricted share (recovery) expense	(143)	1,028	1,215	1,381
Accretion of landfill closure and post-closure costs (Note 11)	1,313	1,271	3,927	3,816
Amortization of intangibles	13,391	12,877	39,206	36,977
Amortization of capital assets	35,215	33,145	103,351	97,745
Amortization of landfill assets	21,722	23,386	59,795	63,972
Interest on long-term debt (amortization of deferred financing costs)	1,701	1,640	5,069	4,355
Net gain on sale of capital assets	(225)	(1,092)	(975)	(2,871)
Net gain on financial instruments	(3,988)	(1,528)	(1,816)	(3,883)
Deferred income taxes	5,946	8,357	16,907	20,899
Net loss from equity accounted investee	11	32	30	58
Landfill closure and post-closure expenditures (Note 11)	(1,201)	(1,102)	(5,401)	(3,162)
Changes in non-cash working capital items	(31,582)	14,842	(41,335)	(38,850)
Cash generated from operating activities	74,318	133,203	262,577	280,489
INVESTING
Acquisitions (Note 6)	(65,300)	(49,471)	(113,705)	(139,506)
Restricted cash deposits	(1)	—	(23)	(12)
Investment in other receivables	(148)	—	(148)	—
Proceeds from other receivables	107	122	330	356
Funded landfill post-closure costs	(127)	(131)	(287)	(310)
Purchase of capital assets	(54,641)	(28,100)	(125,912)	(77,033)
Purchase of landfill assets	(19,592)	(18,776)	(48,085)	(39,659)
Proceeds from the sale of capital assets	540	1,754	2,107	5,204
Investment in landfill development assets	(693)	(1,594)	(3,507)	(4,711)
Cash utilized in investing activities	(139,855)	(96,196)	(289,230)	(255,671)
FINANCING
Payment of deferred financing costs	(285)	(3,786)	(340)	(4,806)
Proceeds from long-term debt	128,189	94,550	307,176	331,163
Repayment of long-term debt	(43,998)	(86,861)	(166,507)	(257,630)
Proceeds from the exercise of stock options	54	—	364	855
Repurchase of common shares (Note 12)	(5,157)	(15,556)	(65,633)	(39,056)
Purchase of, net of proceeds from, restricted shares	(541)	(4,226)	(541)	(4,226)
Dividends paid to shareholders	(16,237)	(15,408)	(47,218)	(46,431)
Cash generated from (utilized in) financing activities	62,025	(31,287)	27,301	(20,131)
Effect of foreign currency translation on cash and cash equivalents	687	(1,735)	632	(1,217)
NET CASH (OUTFLOW) INFLOW	(2,825)	3,985	1,280	3,470
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD OR YEAR	18,248	12,891	14,143	13,406
CASH AND CASH EQUIVALENTS, END OF PERIOD	$15,423	$16,876	$15,423	$16,876
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$15,418	$16,875	$15,418	$16,875
Cash equivalents	5	1	5	1
	$15,423	$16,876	$15,423	$16,876
Cash paid during the period for:
Income taxes	$9,531	$9,206	$41,698	$40,598
Interest	$13,632	$15,317	$39,939	$46,595

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd.

Condensed Consolidated Statements of Equity (“Statements of Equity”)

For the three months ended September 30, 2012 and 2011 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Common	Restricted	Treasury	Additional paid in	Accumulated	Accumulated other comprehensive loss	Total
	shares	shares	shares	capital	deficit	(Note 12)	equity
Balance at June 30, 2012	$1,777,555	$(3,870)	$—	$2,516	$(462,015)	$(64,349)	$1,249,837
Net income					32,158		32,158
Dividends declared					(16,207)		(16,207)
Restricted shares purchased, net of restricted shares sold		(494)			(47)		(541)
Restricted share recovery				(143)			(143)
Common shares issued on exercise of stock options	119			(65)			54
Repurchase of common shares	(4,240)				(917)		(5,157)
Foreign currency translation adjustment						19,358	19,358
Derivatives designated as cash flow hedges, net of income tax						989	989
Settlement of derivatives designated as cash flow hedges, net of income tax						(131)	(131)
Balance at September 30, 2012	$1,773,434	$(4,364)	$—	$2,308	$(447,028)	$(44,133)	$1,280,217

	Common	Restricted	Treasury	Additional paid in	Accumulated	Accumulated other comprehensive loss	Total
	shares	shares	shares	capital	deficit	(Note 12)	equity
Balance at June 30, 2011	$1,864,930	$(1,127)	$—	$1,683	$(168,249)	$(26,713)	$1,670,524
Net income					40,347		40,347
Dividends declared					(15,318)		(15,318)
Restricted shares purchased, net of restricted shares sold		(4,226)					(4,226)
Restricted share expense				1,028			1,028
Repurchase of common shares	(11,633)				(3,923)		(15,556)
Foreign currency translation adjustment						(44,594)	(44,594)
Derivatives designated as cash flow hedges, net of income tax						(4,767)	(4,767)
Settlement of derivatives designated as cash flow hedges, net of income tax						147	147
Balance at September 30, 2011	$1,853,297	$(5,353)	$—	$2,711	$(147,143)	$(75,927)	$1,627,585

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd.

Condensed Consolidated Statement of Equity

For the nine months ended September 30, 2012 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Common	Restricted	Treasury	Additional paid in	Accumulated	Accumulated other comprehensive loss	Total
	shares	shares	shares	capital	deficit	(Note 12)	equity
Balance at December 31, 2011	$1,824,231	$(5,353)	$—	$2,789	$(466,775)	$(61,751)	$1,293,141
Net income					82,604		82,604
Dividends declared					(48,551)		(48,551)
Restricted shares purchased, net of restricted shares sold		(494)			(47)		(541)
Restricted share expense				1,215			1,215
Vesting of restricted shares		1,483		(1,483)			—
Common shares issued on exercise of stock options	577			(213)			364
Common shares acquired by U.S. long-term incentive plan (“LTIP”)			(3,505)				(3,505)
Deferred compensation obligation			3,505				3,505
Repurchase of common shares	(51,374)				(14,259)		(65,633)
Foreign currency translation adjustment						18,024	18,024
Derivatives designated as cash flow hedges, net of income tax						(421)	(421)
Settlement of derivatives designated as cash flow hedges, net of income tax						15	15
Balance at September 30, 2012	$1,773,434	$(4,364)	$—	$2,308	$(447,028)	$(44,133)	$1,280,217

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd.

Condensed Consolidated Statement of Equity

For the nine months ended September 30, 2011 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Common	Restricted	Treasury	Additional paid in	Accumulated	Accumulated other comprehensive loss	Total
	shares	shares	shares	capital	deficit	(Note 12)	equity
Balance at December 31, 2010	$1,878,286	$(5,169)	$—	$7,092	$(188,972)	$(44,642)	$1,646,595
Net income					100,052		100,052
Dividends declared					(46,228)		(46,228)
Restricted shares purchased, net of restricted shares sold		(4,226)					(4,226)
Restricted share expense				1,381			1,381
Vesting of restricted shares		4,042		(4,042)			—
Common shares issued on exercise of stock options	1,322			(467)			855
Common shares issued on exercise of warrants	750			(1,253)			(503)
Common shares acquired by U.S. LTIP			(3,188)				(3,188)
Deferred compensation obligation			3,188				3,188
Repurchase of common shares	(27,061)				(11,995)		(39,056)
Foreign currency translation adjustment						(25,840)	(25,840)
Derivatives designated as cash flow hedges, net of income tax						(6,340)	(6,340)
Settlement of derivatives designated as cash flow hedges, net of income tax						895	895
Balance at September 30, 2011	$1,853,297	$(5,353)	$—	$2,711	$(147,143)	$(75,927)	$1,627,585

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

1.  Organization

Effective May 2, 2011, Progressive Waste Solutions Ltd. (the “Company”) amalgamated with its parent IESI-BFC Ltd. and continued operating as Progressive Waste Solutions Ltd.  The Company was incorporated on May 20, 2009 under the provisions of the Business Corporations Act (Ontario).

The Company, through its operating subsidiaries, provides vertically integrated non-hazardous solid waste (“waste”) services to commercial, industrial, municipal and residential customers in Canada and the U.S.

2.  Reporting Currency

The Company has elected to report its financial results in U.S. dollars to improve the comparability of its financial information with its peers.  Reporting its financial results in U.S. dollars also reduces foreign currency fluctuations in the Company’s reported amounts because the Company’s collection of assets and operations are larger in the U.S. than they are in Canada.  The Company remains a legally domiciled Canadian entity and its functional currency is the Canadian dollar.  As a result, the Company’s financial position, results of operations, cash flows and equity are initially translated to, and consolidated in, Canadian dollars using the current rate method of accounting.  The Company’s consolidated Canadian dollar financial position is further translated from Canadian to U.S. dollars applying the foreign currency exchange rate in effect at the consolidated balance sheet date, while the Company’s consolidated Canadian dollar results of operations and cash flows are translated to U.S dollars applying the average foreign currency exchange rate in effect during the reporting period.  The resulting translation adjustments are included in other comprehensive income or loss.  Translating the Company’s U.S. segment financial position, results of operations and cash flows into Canadian dollars, the Company’s functional currency, and re-translating these amounts to U.S. dollars, the Company’s reporting currency, has no translation impact on the Company’s consolidated financial statements.  Accordingly, U.S. segment results retain their original values when expressed in the Company’s reporting currency.

3.  Interim Financial Statements

The unaudited interim condensed consolidated financial statements (“financial statements”) do not conform in all respects to the annual requirements of accounting principles generally accepted in the U.S. (“U.S. GAAP”).  Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2011.  These financial statements have been prepared by management in accordance with U.S. GAAP applicable to interim financial statements and follow the same accounting policies and methods in their application as the most recent audited consolidated financial statements except as indicated in Notes 4 and 5.  In management’s opinion, these financial statements include all normal recurring adjustments necessary for the fair presentation of the Company’s financial position, its results of operations and cash flows, for the periods presented.

4.  Summary of Significant Accounting Policies

These financial statements have been prepared in conformity with U.S. GAAP, are stated in U.S. dollars, and have been prepared applying the same accounting policies disclosed in Note 3 to the December 31, 2011 audited consolidated financial statements, except as outlined below and in Note 5 to these financial statements.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Share based compensation

Performance share units (“PSUs”)

PSUs have been issued to certain employees of the Company.  PSU awards are subject to meeting a three year service period, subject to certain conditions, and certain three year performance measures, which consist of operating cash flow and return on invested capital.  The fair value of each PSU is based on the level of achievement of the performance measures and the price of the Company’s shares traded on the Toronto Stock Exchange (“TSX”).  Compensation expense is recognized over the service period based on the fair value of the award at each balance sheet date until the date of vesting.

The Company uses the Black-Scholes-Merton pricing model to determine the fair value of its PSUs which requires the input of several variables.  Changes in these variables can have a significant impact on the estimated fair value of PSUs and, consequently, the related amounts accrued on the balance sheet and recognized as compensation expense or recovery in the statement of operations and comprehensive income or loss.  Compensation expense or recovery is based on the change or a portion of the change in the fair value of the PSU for each reporting period multiplied by the percentage of the requisite service that has been rendered to the reporting date.  The Company considers the likelihood of achieving each performance measure and recognizes compensation expense only to the extent that it believes the performance measures will be achieved.  If the Company concludes that it is unlikely that its performance measures will be met, the Company will recover any amounts accrued to date and cease recognizing compensation expense until this conclusion is no longer supportable.  In estimating the fair value of the liability the Company also considers current and historical forfeitures.  PSUs are settled in cash and are recorded as liabilities on the Company’s balance sheet.  Changes in the fair value of PSUs are recorded to selling, general and administration expense in the statement of operations and comprehensive income or loss.

5.  Changes in Accounting Policies

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”)

In May 2011, the Financial Accounting Standards Board (“FASB”) issued amendments that changed the wording used to describe the requirements for measuring fair value and for disclosing information about fair value measurements, including enhanced disclosures about the assumptions used in fair value measurements.  These amendments result in common fair value measurement and disclosure requirements between U.S. GAAP and IFRS.  The amendments are applicable prospectively.  For the Company, this guidance was effective January 1, 2012.  This guidance did not have a significant impact on the Company’s financial statements.

Presentation of Comprehensive Income

In June 2011, FASB issued amendments to the presentation of comprehensive income.  The amendments give an entity the option to present comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In either instance, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income.  An entity is also required to present on the face of the financial statements adjustments for items reclassified from other comprehensive income to net income and present these adjustments with the components of net income and other comprehensive income.  In December 2011, FASB indefinitely deferred this second requirement. The amendments are to be applied retrospectively and were effective for the Company on January 1, 2012.  This guidance did not have a significant impact on the Company’s financial statements.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Intangibles — Goodwill and Other: Testing Goodwill for Impairment

In September 2011, FASB issued amendments to the testing of goodwill for impairment.  The amendment provides an entity with the option to qualitatively assess factors to determine if it is more likely than not that the fair value of a reporting unit exceeds its carrying amount.  If an entity’s qualitative assessment concludes that it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, then the entity is not required to perform step one of the two-step impairment test.  However, if an entity’s assessment concludes otherwise, the entity is required to perform the first step of the two-step impairment test which requires the entity to calculate the fair value of the reporting unit and compare it to its carrying amount.  The amendments also provide the entity with the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step impairment test.  An entity may resume the qualitative assessment in any subsequent period.  The amendments are effective for the Company’s annual and, if necessary, interim impairment tests performed after December 31, 2011.  This guidance did not have any impact on the Company’s financial statements.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Intangibles — Goodwill and Other: Testing Indefinite-Lived Intangible Assets for Impairment

In July 2012, FASB issued amendments to the testing of indefinite-lived intangible assets for impairment.  The amendment provides an entity with the option to first assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible is impaired. If an entity’s qualitative assessment of events and circumstances concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity’s assessment concludes otherwise, the entity is required to perform the quantitative impairment test which compares the fair value of the indefinite-lived intangible to its carrying amount. The amendments also provide the entity with the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity may resume the qualitative assessment in any subsequent period.  The amendments are effective for the Company’s annual and, if necessary, interim impairment tests performed after September 15, 2012.  This guidance will not have any impact on the Company’s financial statements.

6.  Acquisitions

For the nine months ended September 30, 2012, the Company acquired all of the issued and outstanding shares of two waste collection companies in Canada and two in the U.S. northeast.  In addition, the Company acquired the waste collection assets, which included various current assets and liabilities, of eight waste management companies, five in the U.S. south and three in Canada, each of which constitutes a business.

For the nine months ended September 30, 2011, the Company acquired all of the issued and outstanding shares of one waste collection company in Canada and one in the U.S. south.  In addition, the Company acquired the waste collection assets, including various current assets and liabilities of 11 waste management companies, six in the U.S. south, three in the U.S northeast, and two in Canada, each of which constituted a business.

The Company considers each of these acquisitions a “tuck-in”.  Tuck-ins represent the acquisition of solid waste collection and or disposal operations in markets where the Company has existing operations.  Goodwill arising from these tuck-in acquisitions is largely attributable to assembled workforces and to expected synergies resulting from personnel and operating overhead reductions, disposal advantages or the deployment of market focused strategies.  Pro forma revenues and net income for these acquisitions have not been disclosed as the acquired companies are immaterial both individually and in the aggregate.  The allocations of certain current period purchase prices are absent final fair value adjustments.  The results of these acquisitions have been included in the financial statements of the Company from their dates of closing.

Payment of contingent consideration, for acquisitions completed prior to 2009, resulting from meeting various business performance targets is also subject to final adjustment.  Final fair value adjustments occurring during the measurement period that change the fair value of certain assets or liabilities are recorded to the original purchase price allocation.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Cash consideration paid, and its preliminary allocation to the fair value of net assets acquired, for certain acquisitions is as follows:

	Nine months ended
	September 30
	2012	2011

Consideration
Cash, including holdbacks (as applicable)	$122,614	$147,992

Net assets acquired
Accounts receivable	9,559	6,142
Intangibles (Note 7)	25,803	42,560
Goodwill (Note 8)	53,461	51,019
Capital assets	47,521	43,317
Accounts payable	(7,053)	(5,205)
Landfill closure and post-closure costs and remediation liabilities	(200)	—
Deferred income taxes	(6,477)	10,159
Total net assets acquired	$122,614	$147,992

Consideration by segment (including holdbacks (as applicable))
Canada	$61,405	$3,602
U.S. south	14,840	128,501
U.S. northeast	46,369	15,889
Total consideration	$122,614	$147,992

Goodwill recorded by segment
Canada	$27,345	$2,139
U.S. south	5,261	41,927
U.S. northeast	20,855	6,953
Total goodwill	$53,461	$51,019

In connection with a share acquisition completed in the third quarter of 2010, the Company subsequently elected under section 338(h)(10) of the Internal Revenue Code to deem the acquisition as a sale of assets for tax purposes.  In this regard, the Company has borne the tax burden accruing to the seller as a result of the election after determining that the present value of the future tax savings exceeds the cost payable to the seller for the step-up in basis.  Accordingly, during the period ended September 30, 2011 the Company paid the seller an additional $5,237 of cash consideration and recognized a $6,433 reduction to recorded goodwill and an increase in deferred tax assets of $11,670.  These amounts are included in the table above.

Goodwill amounting to $13,435 (2011 - $45,357) is expected to be deductible for tax purposes.

Aggregate cash consideration

For the three and nine months ended September 30, 2012, aggregate cash consideration paid for tuck-in acquisitions amounted to $65,207 and $113,446, respectively (2011 - $49,441 and $139,413), which excludes holdbacks and cash payments due to sellers for achieving various business performance targets.

Transaction costs for acquisitions are included in selling, general and administration expense and amount to $675 and $2,045, respectively for the three and nine months ended September 30, 2012 (2011 - $966 and $1,739).

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Contingent consideration

Contingent consideration paid in respect of acquisitions consummated prior to January 1, 2009 totaled $93 (2011 - $30) and $259 (2011 - $93) for the three and nine months ended September 30, 2012.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company typically holds back a portion of the payment due to sellers subject to the acquired operations meeting various business performance conditions.  These conditions are generally short term in nature and the Company has assessed the fair value of its obligation for payment as the full amount of the hold back.  In certain circumstances, the Company has also agreed to pay sellers additional amounts for meeting certain business performance targets which are longer in term.  The Company has assessed the fair value of its obligation for payment as the full amount of the additional consideration it expects to pay discounted to the date of acquisition.  Holdback and additional amounts payable for current period acquisitions totaled $9,168 as at September 30, 2012 (December 31, 2011 - $8,589).

7.  Intangibles

	September 30, 2012
	Cost	Accumulated amortization	Net book value	Additions	Weighted average amortization period of additions

Customer collection contracts	$236,575	$146,790	$89,785	$8,612	3.22
Customer lists	219,377	97,646	121,731	14,040	6.75
Non-competition agreements	26,292	19,682	6,610	1,680	4.57
Transfer station permits	29,978	6,521	23,457	844	20.00
Trade-names	12,589	4,765	7,824	1,730	4.50
	$524,811	$275,404	$249,407	$26,906

	December 31, 2011			September 30, 2011
	Cost	Accumulated amortization	Net book value	Additions	Weighted average amortization period of additions

Customer collection contracts	$221,283	$129,948	$91,335	$12,658	3.40
Customer lists	205,324	78,162	127,162	22,447	7.40
Non-competition agreements	24,732	14,903	9,829	7,123	4.00
Transfer station permits	27,622	5,324	22,298	250	20.00
Trade-names	10,607	3,500	7,107	82	2.00
	$489,568	$231,837	$257,731	$42,560

Adjustments to the fair value of certain assets acquired in prior periods resulted in a $572 and $531 increase to customer collection contracts and customer lists, respectively, in the current period.

Estimated remaining intangible amortization expense in each of the five succeeding years, or part thereof in the case of 2012, and thereafter is as follows:

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

2012	$13,406
2013	50,524
2014	45,004
2015	35,308
2016	30,691
Thereafter	74,474
$249,407

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

8.  Goodwill

The following tables outline changes to goodwill.

	September 30, 2012
	Canada	U.S. south	U.S. northeast	Total

Balance, beginning of year
Goodwill	$372,596	$350,126	$412,244	$1,134,966
Accumulated impairment loss	—	—	(360,557)	(360,557)
	372,596	350,126	51,687	774,409
Goodwill recognized on acquisitions, during the period	27,345	5,261	20,855	53,461
Goodwill adjustments in respect of prior period acquisitions, during the period	—	(614)	—	(614)
Foreign currency exchange adjustment, during the period	13,181	—	—	13,181

Balance, end of period
Goodwill	413,122	354,773	433,099	1,200,994
Accumulated impairment loss	—	—	(360,557)	(360,557)
	$413,122	$354,773	$72,542	$840,437

	September 30, 2011
	Canada	U.S. south	U.S. northeast	Total

Balance, beginning of year
Goodwill	$378,884	$297,077	$405,907	$1,081,868
Accumulated impairment loss	—	—	—	—
	378,884	297,077	405,907	1,081,868
Goodwill recognized on acquisitions, during the period	2,139	41,927	6,953	51,019
Goodwill adjustments in respect of prior period acquisitions, during the period	—	3,924	(616)	3,308
Foreign currency exchange adjustment, during the period	(16,122)	—	—	(16,122)

Balance, end of period
Goodwill	364,901	342,928	412,244	1,120,073
Accumulated impairment loss	—	—	—	—
	$364,901	$342,928	$412,244	$1,120,073

For the nine months ended September 30, 2012, goodwill arising from accrued contingent consideration due to sellers for acquisitions consummated prior to January 1, 2009 amounted to $nil (2011 - $nil).  Adjustments to preliminary fair value allocations resulted in a ($873) decrease (2011 - $3,215 increase) to goodwill.

The Company has not disposed of any goodwill for the nine months ended September 30, 2012 or in the year ended December 31, 2011.

The Company has not recognized any goodwill impairment charge in the nine months ended September 30, 2012.  However, a goodwill impairment charge of $360,557 was recognized for the year ended December 31, 2011.  The impairment charge was recorded to the U.S. northeast reporting unit and reflects deteriorating economic conditions and heightened competition for volumes, which are constrained, in this region.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

9.  Accrued Charges

Accrued charges are comprised of the following:

	September 30, 2012	December 31, 2011

Insurance	$26,972	$27,383
Payroll and related costs	22,934	43,334
Franchise and royalty fees	8,241	5,999
Interest	4,137	5,221
Provincial, federal and state sales taxes	7,499	5,738
Acquisition and related costs	11,418	4,308
Environmental surcharges	8,241	7,268
Property taxes	4,075	544
Share based compensation	3,056	3,757
Other	22,170	20,944
	$118,743	$124,496

10.  Long-Term Debt

In July 2012, the Company exercised a portion of the accordion feature available under its Sixth Amended and Restated Credit Agreement in Canada (the “Canadian facility”).  Effective July 19, 2012, total availability under the Canadian facility increased to 595,000 Canadian dollars (“C$”) from C$525,000.  The accordion feature declined by a like amount from C$125,000 to C$55,000.  All other significant terms remained unchanged.

In July 2012, the Company exercised a portion of the accordion feature available under its Amended and Restated Senior Secured Revolving Credit Facility in the U.S. (the “U.S. facility”).  Effective July 20, 2012, total availability under the U.S. facility increased to $1,253,600 from $1,122,500.  The accordion feature declined by a like amount from $255,000 to $123,900.  All other significant terms remained unchanged.

11.  Landfill Closure and Post-Closure Costs

The tables below outline key assumptions used to determine the value of landfill closure and post-closure costs.  The tables also outline the expected timing of undiscounted landfill closure and post-closure expenditures and changes to landfill closure and post-closure cost between periods.

September 30, 2012
Fair value of legally restricted assets	$9,877
Undiscounted closure and post-closure costs	$634,121
Credit adjusted risk free rates - Canadian segment landfills	4.6 - 9.5%
Credit adjusted risk free rates - U.S. segment landfills	4.5 - 7.2%
Expected timing of undiscounted landfill closure and post-closure expenditures
2012	$7,572
2013	14,116
2014	15,078
2015	9,407
2016	8,528
Thereafter	579,420
$634,121

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	Three months ended
	September 30
	2012	2011

Landfill closure and post-closure costs, beginning of the period	$106,016	$105,416
Provision for landfill closure and post-closure costs, during the period	3,985	3,449
Accretion of landfill closure and post-closure costs, during the period	1,313	1,271
Landfill closure and post-closure expenditures, during the period	(1,201)	(1,102)
Foreign currency translation adjustment, during the period	1,121	(1,966)
	111,234	107,068
Less current portion of landfill closure and post-closure costs	7,572	6,223
Landfill closure and post-closure costs, end of period	$103,662	$100,845

	Nine months ended
	September 30
	2012	2011

Landfill closure and post-closure costs, beginning of the year	$101,502	$98,239
Provision for landfill closure and post-closure costs, during the period	10,372	9,361
Accretion of landfill closure and post-closure costs, during the period	3,927	3,816
Landfill closure and post-closure expenditures, during the period	(5,401)	(3,162)
Landfill closure and post-closure costs and remediation liabilities acquired, during the period	200	—
Revisions to estimated cash flows, during the period	(398)	25
Foreign currency translation adjustment, during the period	1,032	(1,211)
	111,234	107,068
Less current portion of landfill closure and post-closure costs	7,572	6,223
Landfill closure and post-closure costs, end of period	$103,662	$100,845

12.  Shareholders’ Equity

Repurchase of common shares

On March 29, 2011, in connection with the secondary offering of 10,906 common shares held by TC Carting III, L.L.C., an affiliate of Thayer | Hidden Creek Partners, L.L.C., the Company agreed to purchase 1,000 of its common shares from the underwriters in the secondary offering, at the same public offering price of $23.50 per share at a total cost of $23,500.  The common shares were cancelled and are no longer outstanding.

Normal course issuer bid

Effective August 19, 2011, the Company received approval for a normal course issuer bid (“NCIB”) to purchase up to 4,000 of the Company’s common shares.  On December 23, 2011, the Company received approval to increase the number of common shares available for purchase under the NCIB to 7,500.  Daily purchases are limited to a maximum of 47.833 shares on the TSX.  Once a week, the Company is permitted to purchase a block of its common shares which can exceed the daily purchase limit, as long as the block is not owned by an insider.  All shares purchased will be cancelled.  For the nine months ended September 30, 2012, 3,155 common shares were purchased and cancelled at a total cost of $65,633 (2011 - $39,056).

Effective August 21, 2012, the Company received approval to renew its NCIB for an additional 12 months which allows the Company to purchase up to 7,500 common shares in the open market.  Daily purchases are limited to a maximum of 57.806 shares on the TSX.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Accumulated other comprehensive loss

Accumulated other comprehensive loss, is comprised of accumulated foreign currency translation adjustments, including accumulated exchange gains or losses on intangibles, goodwill and capital and landfill assets, partially offset by accumulated exchange losses or gains on long-term debt, landfill closure and post-closure costs, and deferred income tax liabilities.  Accumulated other comprehensive loss also includes gains or losses recognized on the effective portion of derivatives designated as cash flow hedges, net of income tax and settlements.

	Foreign currency translation adjustment	Derivatives designated as cash flow hedges, net of income tax and settlements	Accumulated other comprehensive loss
Three months ended September 30, 2012
Balance, beginning of period	$(61,328)	$(3,021)	$(64,349)
Change, during the period	19,358	858	20,216
Balance, end of period	$(41,970)	$(2,163)	$(44,133)

Three months ended September 30, 2011
Balance, beginning of period	$(28,720)	$2,007	$(26,713)
Change, during the period	(44,594)	(4,620)	(49,214)
Balance, end of period	$(73,314)	$(2,613)	$(75,927)

	Foreign currency translation adjustment	Derivatives designated as cash flow hedges, net of income tax and settlements	Accumulated other comprehensive loss
Nine months ended September 30, 2012
Balance, beginning of year	$(59,994)	$(1,757)	$(61,751)
Change, during the period	18,024	(406)	17,618
Balance, end of period	$(41,970)	$(2,163)	$(44,133)

Nine months ended September 30, 2011
Balance, beginning of year	$(47,474)	$2,832	$(44,642)
Change, during the period	(25,840)	(5,445)	(31,285)
Balance, end of period	$(73,314)	$(2,613)	$(75,927)

Net income per share

The following table presents net income and reconciles the weighted average number of shares outstanding at September 30, 2012 and 2011 for the purpose of computing basic and diluted net income per share.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011

Net income	$32,158	$40,347	$82,604	$100,052

Weighted average number of shares, basic	115,268	120,767	116,519	121,067
Dilutive effect of share based options	—	—	—	—
Weighted average number of shares, diluted	115,268	120,767	116,519	121,067

Net income per weighted average share, basic	$0.28	$0.33	$0.71	$0.83
Net income per weighted average share, diluted	$0.28	$0.33	$0.71	$0.83
Issued and outstanding share based options	2,691	2,594	2,691	2,594

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

13.  Share Based Compensation

PSUs

In March 2012, the Company’s Compensation Committee approved a revised long-term incentive compensation plan for all executive officers and certain employees effective January 1, 2012.  Under the revised plan, PSU payments are awarded at the end of a three year performance period and payment amounts can range from 0% to 150% of the target award subject to the Company’s performance against pre-established performance measures.  Performance measures are recommended by executive management and submitted to the Compensation Committee for approval.  PSU award payments are paid in lump sum cash amounts based on the volume weighted average trading price of the Company’s shares for the five trading days immediately preceding the vesting date.  Payments are measured and distributed in the final month of the performance period.

Compensation expense includes fair value changes in PSU’s which are recorded to selling, general and administration expense on the statement of operations and comprehensive income or loss.  For the three and nine months ended September 30, 2012, PSU expense totaled $546 and $1,647, respectively (2011 - $nil and $nil).  In addition, as of September 30, 2012, unrecognized compensation cost for PSUs totaled $4,630 (2011 - $nil).  At September 30, 2012, $1,647 is accrued (December 31, 2011 - $nil).

Compensation expense or recovery including fair value changes in share based options are recorded to selling, general and administration expense on the statement of operations and comprehensive income or loss.  For the three and nine months ended September 30, 2012 share based compensation expense (recovery) amounted to $237 and ($813), respectively (2011 — ($5,643) and ($4,123)).  In addition, as of September 30, 2012, unrecognized compensation cost for share based compensation totaled $1,021 (December 31, 2011 - $nil).  At September 30, 2012, $3,056 (December 31, 2011 - $3,757) is accrued.

Restricted share expense or recovery is recorded to selling, general and administration expense on the statement of operations and comprehensive income or loss.  For the three and nine months ended September 30, 2012 restricted share (recovery) expense amounted to ($143) and $1,215, respectively (2011 - $1,028 and $1,381).

In September 2012, 23 restricted shares previously awarded to two employees were forfeited.  In conjunction with the forfeiture, the Company sold 23 restricted shares for total cash proceeds of $456.  Additionally, 23 restricted shares previously awarded to these same employees were modified.  The vesting date for the modified awards is December 31, 2012, subject to the achievement of certain performance conditions.  These changes resulted in a $663 recovery of previously recognized restricted share expense.

14.  Related Party Transactions

Related party agreements

The Company leases office space that is owned by one of its directors.  The lease commenced in 2004 and has a lease term expiring in September 2014.  The annual cost of the lease approximates C$320.

Investment in equity accounted investee

The Company’s fifty percent ownership interest in its equity investee is with a related party.  The remaining fifty percent is owned by two trusts.  The brother of one of the Company’s former directors, who currently provides consulting services to the Company, serves as a trustee for both trusts and one of the Company’s former directors serves as a trustee for one of the two trusts.  The Company exercises joint control over its equity investment through its fifty percent ownership interest.  The Company’s fifty percent ownership interest grants it authority to nominate fifty percent of the directors to the board of the investee.  The Chairperson of the investee’s Board of Directors cannot be nominated by the Company and the

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Chairperson cannot be a member of the Company’s Board of Directors.  The Chairperson of the investee is entitled to cast a second vote in the event of a tie amongst its board.  Certain matters are beyond the control of the investee’s board and reside with its shareholders.  These matters are related to certain financing, board composition, the sharing of profits and material business changes.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Transactions between the Company and its investee have all been transacted in the normal course of business.  These transactions are generally the result of the investee billing the Company for services it provides to the Company.  In turn, the Company bills its customers for this service which is measured at the exchange amount.  Transactions between the Company and its investee only reflect the Company’s share of the transaction.  The Company incurred $92 and $197 (2011 - $121 and $231) of charges for the three and nine months ended September 30, 2012, respectively from its equity investee which are recorded to operating expenses.  A total of $47 (December 31, 2011 - $4) is included in accounts payable at September 30, 2012 for amounts owing to the Company’s equity investee.

On December 6, 2010, in exchange for cash, the Company received an unsecured promissory note from its equity accounted investee for C$750.  The promissory note is repayable on demand with no fixed term to maturity.  Interest on the note accrues at a rate equal to the greater of 5.5%, or the rate which is equal to bank prime plus 2.0% calculated annually, not in advance and payable on maturity.  The promissory note may be repaid, in whole or in part, at any time, subject to certain restrictions.

Other related party transactions

A company owned by an officer of a BFI Canada Inc. (“BFI”) subsidiary provides transportation services to the Company.  Total charges of $1,005 and $2,374 (2011 - $729 and $1,790) were incurred for the three and nine months ended September 30, 2012, respectively, and are recorded to operating expenses.  Amounts included in accounts payable at September 30, 2012 total $69 (December 31, 2011 - $18)

The Company has incurred consulting fees from one of its former directors.  For the three and nine months ended September 30, 2012 these fees totaled $195 and $585 (2011 - $nil and $nil).  This consulting arrangement may continue on a month to month basis.

All related party transactions are recorded at the exchange amounts.

15.  Financial Instruments

The following table categorizes the Company’s derivative financial assets and liabilities and their fair value amounts.  Amounts are recorded as other assets or other liabilities on the Company’s balance sheet.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	September 30, 2012	December 31, 2011
Financial assets
Derivatives not designated in a hedging relationship
Current - commodity swaps	$659	$220
Long-term - commodity swaps	$895	$—
Current - foreign currency exchange agreements	$—	$289
Long-term - foreign currency exchange agreements	$—	$69
Long-term - interest rate swaps	$—	$5

Derivatives designated in a hedging relationship
Current - commodity swaps	$1,662	$1,463
Long-term - commodity swaps	$23	$575

Financial liabilities
Derivatives not designated in a hedging relationship
Current - interest rate swaps	$396	$1,492
Current - foreign currency exchange agreements	$280	$—

Derivatives designated in a hedging relationship
Current - interest rate swaps	$2,472	$1,993
Long-term - interest rate swaps	$1,898	$2,106

The following tables outline the hierarchical measurement categories for various financial assets and liabilities measured at fair value on a recurring basis as at September 30, 2012 and at December 31, 2011:

	September 30, 2012
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Cash and cash equivalents	$15,423	$—	$—	$15,423
Funded landfill post-closure costs	9,877	—	—	9,877
Other assets - commodity swaps (designated in a hedging relationship)	—	—	1,685	1,685
Other assets - commodity swaps	—	—	1,554	1,554
Other liabilities - interest rate swaps (designated in a hedging relationship)	—	(4,370)	—	(4,370)
Other liabilities - interest rate swaps	—	(396)	—	(396)
Other liabilities - foreign currency exchange agreements	—	(280)	—	(280)
	$25,300	$(5,046)	$3,239	$23,493

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	December 31, 2011
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Cash and cash equivalents	$14,143	$—	$—	$14,143
Funded landfill post-closure costs	9,200	—	—	9,200
Other assets - commodity swaps (designated in a hedging relationship)	—	—	2,038	2,038
Other assets - commodity swaps	—	—	220	220
Other assets - interest rate swaps	—	5	—	5
Other assets - foreign currency exchange agreements	—	358	—	358
Other liabilities - interest rate swaps (designated in a hedging relationship)	—	(4,099)	—	(4,099)
Other liabilities - interest rate swaps	—	(1,492)	—	(1,492)
	$23,343	$(5,228)	$2,258	$20,373

The following table outlines the change in fair value for recurring Level 3 fair value measurements for the three and nine months ended September 30, 2012 and 2011:

	Three months ended
	September 30
Significant unobservable inputs (Level 3)	2012	2011

Balance, beginning of period	$(2,243)	$5,988
Realized gains included in the statement of operations, during the period	40	311
Unrealized gains (losses) included in the statement of operations, during the period	4,139	(579)
Unrealized gains (losses) included in accumulated other comprehensive loss, during the period	1,350	(3,856)
Settlements	(40)	(311)
Foreign currency translation adjustment	(7)	(32)
Balance, end of period	$3,239	$1,521

	Nine months ended
	September 30
	2012	2011

Balance, beginning of year	$2,258	$3,801
Realized gains included in the statement of operations, during the period	448	854
Unrealized gains (losses) included in the statement of operations, during the period	1,329	(206)
Unrealized losses included in accumulated other comprehensive loss, during the period	(353)	(2,063)
Settlements	(448)	(854)
Foreign currency translation adjustment	5	(11)
Balance, end of period	$3,239	$1,521

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Fair value

Funded landfill post-closure costs are invested in Bankers’ Acceptances, offered through Canadian financial institutions, or Government of Canada treasury bills.  The fair value of these investments is supported by quoted prices in active markets for identical assets.

The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists.  Considerable judgment is required to interpret market information to develop these estimates.  Accordingly, these fair value estimates are not necessarily indicative of the amounts the Company, or counter-parties to the instruments, could realize in a current market exchange.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

The Company’s interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts.  The Company verifies the reasonableness of these quotes at each financial statement date using similar quotes from another financial institution.  In addition, the Company employs a third party, who is not a counter-party, to independently value the interest rate swaps and the Company uses all of this information to derive its fair value estimates.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

The fair values of commodity swaps are determined applying a discounted cash flow methodology.  This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreements, to discount the commodity swaps.  Financial institutions and the U.S. Department of Treasury are the sources of the Department of Energy forward index curve and risk-free rate of interest, respectively.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

The Company’s foreign currency exchange agreements are recorded at their estimated fair values based on quotes received from the financial institution that the Company entered the agreement with.  The Company verifies the reasonableness of the quotes by comparing them to the period end foreign currency exchange rate plus a forward premium.  The use of different assumptions and or estimation methods could result in differing fair values which the Company believes would not be material.

Hedge accounting

The Company has designated certain commodity and interest rate swaps as cash flow hedges. The following tables outline changes in the fair value of commodity and interest rate swaps designated as cash flow hedges and their impact on other comprehensive income or loss, net of the related income tax effect, for the three and nine months ended September 30, 2012 and 2011.

	Three months ended
	September 30
	2012	2011

Derivatives designated as cash flow hedges, net of income tax
Other comprehensive loss, interest rate swaps	$(2,076)	$(1,708)
Other comprehensive income (loss), commodity swaps	3,065	(3,059)
Total other comprehensive income (loss), net of income tax	$989	$(4,767)

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	Nine months ended
	September 30
	2012	2011

Derivatives designated as cash flow hedges, net of income tax
Other comprehensive loss, interest rate swaps	$(1,434)	$(3,180)
Other comprehensive income (loss), commodity swaps	1,013	(3,160)
Total other comprehensive loss, net of income tax	$(421)	$(6,340)

The Company measures and records any ineffectiveness on commodity swaps representing the difference between the underlying index price and the actual price of diesel fuel purchased.  Gains or losses are reclassified to operating expenses as diesel fuel is consumed.  The estimated net amount of the unrealized losses on commodity swaps expected to be reclassified to earnings within the next twelve months is $1,662 (December 31, 2011 - $1,463).  The timing of actual amounts reclassified to net income is dependent on the movement in diesel fuel prices in the future.  The Company measures and records any ineffectiveness on interest rate swaps using regression analysis.  Interest rate swaps are settled quarterly, consistent with the Company’s obligation to pay interest on its U.S. credit facility. Gains or losses arising from interest rate swaps are reclassified to interest expense upon settlement. The estimated net amount of the unrealized gains on interest rate swaps expected to be reclassified to earnings within the next twelve months is $2,472 (December 31, 2011 - $1,993). However, the actual amount reclassified to net income or loss is dependent on the movement of interest rates in the future.

Interest rate, commodity swaps and foreign currency exchange agreements

The Company is subject to credit risk on certain interest rate, commodity swaps and foreign currency exchange agreements (collectively the “agreements”).  The Company has entered into interest rate swaps as a condition of its U.S. long-term credit facility which requires it to fix a portion of its variable rate interest charged on borrowings under the facility, some of which has been designated for hedge accounting.  In addition, the Company has entered into commodity swaps for a portion of diesel fuel consumed in its Canadian and U.S. operations.  Finally, the Company has entered into foreign currency exchange agreements to mitigate against the risk of foreign currency fluctuations on dividends paid by BFI to WSI LLC, a U.S. holding company.  WSI LLC has partial ownership interest in BFI.

The Company’s corporate treasury function is responsible for arranging all agreements while the Audit Committee is responsible for approving such agreements.  Suitable counterparties identified by the Company’s treasury function are approved by the Audit Committee.  The Company will only enter into agreements with highly rated and experienced counterparties who have successfully demonstrated that they are capable of executing these arrangements.  If the counterparties’ credit rating, prepared by reputable third party rating agencies, is downgraded, the Company’s treasury function will review the agreement and assess if its exposure to the counterparty can be collateralized or if the agreement should be terminated.  The Company’s treasury function also prepares a report, at least once annually, to the Company’s Audit Committee which outlines key terms of its agreements, fair values, counterparties and each counterparty’s most recent credit rating, and, where applicable, changes to the risks related to each agreement.

The Company’s maximum exposure to credit risk is equal to the fair value of interest rate and commodity swaps and foreign currency exchange agreements recorded in other assets on the Company’s balance sheet.  The Company holds no collateral or other credit enhancements as security over these agreements.  The Company deems the agreements’ credit quality to be high in light of its counterparties and no amounts are either past due or impaired.  In all instances, the Company’s risk management objective is to mitigate its risk exposures to a level consistent with its risk tolerance.

The Company has entered into the following commodity and interest rate swaps and foreign currency exchange agreements as outlined in the tables below:

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

U.S. fuel hedges

Date entered	Notional amount (gallons per month expressed in gallons)	Diesel rate paid (expressed in dollars)	Diesel rate received variable	Effective date	Expiration date

October 29, 2008	62,500	$3.69	Diesel Fuel Index	July 1, 2009	October 31, 2013
June 1, 2009	170,000	$2.31	NYMEX Heating Oil Index	January 1, 2012	December 31, 2012
June 1, 2009	170,000	$2.34	NYMEX Heating Oil Index	January 1, 2013	May 31, 2013
May 11, 2011	330,000	$3.01	NYMEX Heating Oil Index	June 30, 2012	December 31, 2012
June 21, 2012	150,000	$3.62	Diesel Fuel Index	January 1, 2015	December 31, 2015
May 9, 2012	150,000	$3.94	Diesel Fuel Index	January 1, 2013	December 31, 2013
May 24, 2012	150,000	$3.82	Diesel Fuel Index	January 1, 2013	December 31, 2013
June 1, 2012	300,000	$3.74	Diesel Fuel Index	January 1, 2013	December 31, 2013
June 1, 2012	62,500	$3.69	Diesel Fuel Index	November 1, 2013	June 30, 2014
May 9, 2012	150,000	$3.85	Diesel Fuel Index	January 1, 2014	December 31, 2014
May 24, 2012	150,000	$3.79	Diesel Fuel Index	January 1, 2014	December 31, 2014
June 1, 2012	300,000	$3.73	Diesel Fuel Index	January 1, 2014	December 31, 2014
June 1, 2012	150,000	$3.72	Diesel Fuel Index	January 1, 2015	December 31, 2015

Canadian fuel hedges

Date entered	Notional amount (litres per month expressed in litres)	Diesel rate paid (expressed in C$)	Diesel rate received variable	Effective date	Expiration date

May 5, 2011	950,000	$0.78	NYMEX Heating Oil Index	July 1, 2012	December 31, 2012
May 9, 2012	260,000	$0.61	NYMEX WTI Index	January 1, 2013	December 31, 2014
May 23, 2012	260,000	$0.60	NYMEX WTI Index	January 1, 2013	December 31, 2014
June 4, 2012	520,000	$0.76	NYMEX Heating Oil Index	January 1, 2013	December 31, 2013
June 4, 2012	520,000	$0.57	NYMEX WTI Index	January 1, 2014	December 31, 2014
June 4, 2012	520,000	$0.57	NYMEX WTI Index	January 1, 2015	December 31, 2015

Interest rate swaps

Date entered	Notional amount	Fixed interest rate (plus applicable margin)	Variable interest rate received	Effective date	Expiration date

September 28, 2007	$35,000	4.89%	0.46%	October 2, 2007	October 2, 2012
October 26, 2010	$160,000	1.07%	0.23%	November 2, 2010	July 2, 2014
March 25, 2011	$60,000	1.61%	0.23%	April 4, 2011	July 2, 2014
June 29, 2011	$30,000	1.13%	0.23%	July 5, 2011	July 2, 2014
October 4, 2011	$45,000	*	*	October 4, 2011	April 4, 2013

Note:

(*) This interest rate swap agreement is based on LIBOR with an interest rate cap of 3.0%.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Foreign currency exchange agreements

Date entered	U.S. dollars purchased	Foreign currency exchange rate	Effective date

October 28, 2011	$4,000	1.0042	October 15, 2012
October 28, 2011	$4,000	1.0057	January 15, 2013
February 29, 2012	$4,000	0.9998	April 15, 2013
August 9, 2012	$4,300	1.0054	July 15, 2013

The contractual maturities of the Company’s derivatives are as follows:

	September 30, 2012
		Payments due
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Derivative
Interest rate swaps	$4,413	$2,520	$1,893	$—	$—
Foreign currency exchange agreements	$16,300	$16,300	$—	$—	$—

Unrealized amounts recorded to net gain or loss on financial instruments for the three and nine months ended September 30, 2012 are as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011

Net loss (gain) on financial instruments
Funded landfill post-closure costs	$(25)	$(28)	$(36)	$(56)
Interest rate swaps	(2,273)	(1,258)	(1,090)	(3,593)
Fuel hedges	(2,257)	579	(1,329)	206
Foreign currency exchange agreements	567	(821)	639	(440)
	$(3,988)	$(1,528)	$(1,816)	$(3,883)

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

16.  Income Taxes

The components of domestic and foreign income before income taxes and net loss from equity accounted investee and domestic and foreign income taxes are as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011

Income before income taxes and net loss from equity accounted investee
Canada	$33,172	$43,288	$93,296	$101,096
U.S.	19,162	19,177	44,557	58,337
	$52,334	$62,465	$137,853	$159,433

Current income tax expense
Canada	$13,172	$12,871	$34,631	$35,319
U.S.	1,047	858	3,681	3,105
	14,219	13,729	38,312	38,424
Deferred income tax (recovery) expense
Canada	(3,883)	(1,985)	(5,577)	(7,351)
U.S.	9,829	10,342	22,484	28,250
	5,946	8,357	16,907	20,899
Total income tax expense	$20,165	$22,086	$55,219	$59,323

The Company recognizes interest related to uncertain tax positions and penalties to current income tax expense.  The Company has no material uncertain tax positions.  Accordingly, interest and penalties recognized in respect of uncertain tax positions and amounts accrued in respect thereof amount to $nil at September 30, 2012 and 2011.

The Company is subject to federal, provincial and state income taxes and files tax returns in multiple jurisdictions.  Tax years open to audit range from 2000 to 2011 in Canada and from 1997 to 2011 in the U.S.

17.  Segmented Reporting

The Company carries on business through three separate geographic segments: Canada, the U.S. south and the U.S. northeast.  The business segments are vertically integrated and include the collection and disposal of waste and recyclable materials, transfer station operations, material recovery facilities, landfills and landfill gas to energy facilities.  The geographic location of each business segment limits the volume and number of transactions between them.

The Company has elected to exclude corporate costs in the determination of each business segment’s performance.  Corporate costs include certain executive, legal, accounting, internal audit, treasury, investor relations, corporate development, environmental management, information technology, human resources, sales and other administrative support costs.  Corporate costs also include transaction and related costs, restricted share expense and fair value changes of stock options.

The accounting policies applied by the business segments are the same as those described in the summary of significant accounting policies (Note 4).  The Company evaluates its segment performance based on revenues, less operating and selling, general and administration expenses.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011
Revenues
Canada	$205,696	$203,350	$577,793	$572,004
U.S. south	195,678	190,537	578,606	537,889
U.S. northeast	85,835	96,635	244,520	272,991
Corporate	—	—	—	—
	$487,209	$490,522	$1,400,919	$1,382,884

Revenues less operating and selling, general and administration expense
Canada	$73,998	$75,855	$208,379	$211,824
U.S. south	55,354	53,784	163,003	157,556
U.S. northeast	18,677	24,468	51,730	69,316
Corporate	(14,879)	(9,497)	(42,647)	(37,018)
	$133,150	$144,610	$380,465	$401,678

Amortization
Canada	$27,731	$26,075	$75,297	$75,371
U.S. south	27,544	27,115	82,057	75,093
U.S. northeast	14,492	15,302	42,606	45,708
Corporate	561	916	2,392	2,522
	$70,328	$69,408	$202,352	$198,694

Restructuring expenses	$—	$73	$—	$1,198
Net gain on sale of capital assets	$(225)	$(1,092)	$(975)	$(2,871)

Operating income	$63,047	$76,221	$179,088	$204,657

	September 30, 2012
	Canada	U.S. south	U.S. northeast	Corporate	Total

Goodwill	$413,122	$354,773	$72,542	$—	$840,437
Capital assets	$354,839	$382,750	$108,632	$9,372	$855,593
Landfill assets	$214,028	$400,984	$351,803	$—	$966,815
Total Assets	$1,254,557	$1,319,457	$635,846	$42,074	$3,251,934

	December 31, 2011
	Canada	U.S. south	U.S. northeast	Corporate	Total

Goodwill	$372,596	$350,126	$51,687	$—	$774,409
Capital assets	$296,397	$364,396	$105,034	$10,231	$776,058
Landfill assets	$221,660	$397,293	$339,839	$—	$958,792
Total Assets	$1,145,143	$1,301,687	$587,931	$42,843	$3,077,604

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

18.  Guarantees

In the normal course of business, the Company enters into agreements that meet the definition of a guarantee.  The Company’s primary guarantees are as follows:

The Company has provided indemnities under lease agreements for the use of various operating facilities.  Under the terms of these agreements the Company agrees to indemnify the counterparties for various items including, but not limited to, all liabilities, loss, suits, damage and the existence of hazardous substances arising during, on or after the term of the agreement.  Changes in environmental laws or in the interpretation thereof may require the Company to compensate the counterparties.  The maximum amount of any potential future payment cannot be reasonably estimated.  These indemnities are in place for various periods beyond the original term of the lease and these leases expire between 2012 and 2021.

Indemnity has been provided to all directors and officers of the Company and its subsidiaries for various items including, but not limited to, all costs to settle suits or actions due to association with the Company and its subsidiaries, subject to certain restrictions.  The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions.  The term of the indemnification is not explicitly defined, but is limited to the period over which the indemnified party serves as a director or officer of the Company, including any one of its subsidiaries.  The maximum amount of any potential future payment cannot be reasonably estimated.

The Company has received indemnities for the receipt of hazardous, toxic or radioactive wastes or substances and the Company has issued indemnities for their disposal at third party landfills.  Applicable federal, provincial, state or local laws and regulations define hazardous, toxic or radioactive wastes or substances.  Changes in environmental laws or in their interpretation may require the Company to compensate or be compensated by the counterparties.  The term of the indemnity is not explicitly defined and the maximum amount of any potential future reimbursement or payment cannot be reasonably estimated.

Certain of the Company’s landfills have Host Community Agreements (“HCA”) between the Company and the towns, municipalities or cities in which the landfills operate.  The Company has agreed to guarantee the market value of certain homeowners’ properties within a certain distance of the landfills based on a Property Value Protection Program (“PVPP”) incorporated into the HCA. Under the PVPP, the Company would be responsible for the difference between the sale value and the hypothetical market value of the homeowners’ properties assuming a previously approved expansion of the landfill had not been approved, if any. The Company does not believe it is possible to determine the contingent obligation associated with the PVPP guarantees, but does not believe it would have a material effect on the Company’s financial position or results of operations.  As of September 30, 2012, the Company has compensated one homeowner under the PVPP.

In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, underwriting and agency agreements, information technology agreements and service agreements.  These indemnification agreements may require the Company to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction.  The terms of these indemnities are not explicitly defined and the maximum amount of any potential reimbursement cannot be reasonably estimated.

The nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum exposure due to the difficulty in assessing the amount of liability which results from the unpredictability of

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

future events and the unlimited coverage offered to counterparties.  Historically, the Company and its predecessor have not made any significant payments under these or similar indemnification agreements and therefore no amount has been accrued with respect to these agreements.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

19.  Subsequent Events

Effective October 24th, 2012, the Company entered into a $2,350,000 Credit Agreement (the “consolidated facility”) and concurrently repaid all outstanding indebtedness under its Canadian and U.S. facilities and its series B, senior secured debentures.  The borrower under the consolidated facility is Progressive Waste Solutions Ltd. and the facility is guaranteed by all subsidiaries of Progressive, excluding certain subsidiaries as permitted by the consolidated facility.  The consolidated facility is comprised of a $500,000 seven year senior secured term B facility (“term B facility”), which was fully drawn on October 24th, and a $1,850,000 five year senior secured revolving facility (“consolidated revolver”).  The consolidated facility has a $750,000 accordion feature, which is subject to certain conditions.  Proceeds from the consolidated facility were used to refinance previously existing indebtedness and may be used for permitted acquisitions, as defined by the agreement, capital expenditures, working capital, letters of credit and for general corporate purposes.  Amounts drawn under the consolidated revolver are repayable in full at maturity.  The term B facility is subject to an amortization schedule with all final payment amounts outstanding, plus accrued interest, being payable in full at maturity.  The term B facility is subject to principal amortization of one percent per annum and payable quarterly.  The term B facility is also subject to mandatory prepayment conditions, which include net cash proceeds from the sale of assets, the issuance of additional indebtedness that does not constitute permitted indebtedness and a percentage of excess cash flow, all of which are subject to various conditions.  The Company is required to provide its consolidated facility lenders with a first priority perfected security interest in all the present and future assets of it and its subsidiaries, save for the excluded subsidiaries, including all present and future intercompany indebtedness and a pledge of all of the equity interests in each of the Company’s direct and indirect subsidiaries, subject to certain conditions.  The consolidated facility permits a maximum consolidated total funded debt to four-quarter consolidated EBITDA ratio (“leverage ratio”) of four times, as defined therein.  In the event the Company delivers to its lenders a corporate credit rating from Standard & Poor’s or Moody’s of at least BBB-/Baa3 (with a stable outlook or better), the Company may elect to have the security interests of the lenders terminated, provided the term B facility is repaid in full, at which time the maximum leverage ratio declines to three and one half times.  The leverage ratio increases to four and one half times if the Company obtains unsecured indebtedness in an aggregate amount of not less than $250,000 and remains at this ratio for as long as the unsecured indebtedness remains outstanding.  The consolidated facility also requires a minimum four quarter consolidated EBITDA to consolidated interest expense ratio (“interest coverage ratio”) of two and one half times, subject to certain conditions, and two and three quarter times if the Company elects to have the security interests of the lenders terminated.  Borrowings on the consolidated revolver are available in either U.S. or Canadian dollars.  Pricing on the consolidated facility for U.S. base and Canadian prime rate loans is the U.S. base or Canadian prime rate plus an applicable margin which ranges from 0.50% to 1.25% depending on the Company’s leverage ratio.  Borrowings on LIBOR based or Bankers’ Acceptances (“BA”) loans are LIBOR or BA’s plus 1.50% to 2.25% depending on the Company’s leverage ratio.  BA equivalents are priced at the BA equivalent plus 10 basis points plus 1.50% to 2.25%.  Letter of credit fees are 1.50% to 2.25% and the commitment fee is 0.25% to 0.50%.  For the first six months following the closing of the facility, the applicable margin for LIBOR, BA and BA equivalent loans will be no less than 2.0% per annum, the applicable margin for U.S. base or Canadian prime rate loans will be no less than 1.0% per annum and the commitment fee will be no less than 0.375%.  If an event of default occurs, the applicable margin on all obligations owing under the consolidated facility will increase by 2.0% per annum.  Letter of credit and commitment fees are payable quarterly in arrears.  Interest on borrowings are payable monthly in arrears for LIBOR, U.S. base and Canadian prime rate loans and monthly in advance on BA loans.  Pricing on the term B facility is LIBOR plus 275 basis points, subject to a LIBOR floor of 75 basis points, or U.S. base plus 175 basis points.

In connection with entering into the consolidated facility, the Company will write-off $11,780 of deferred financing costs recorded on its balance sheet at September 30, 2012.  In addition, the Company incurred a “make-whole” charge of C$5,193 on its repayment of amounts owing to the series B, senior secured debenture holders on the close of the consolidated facility.  Both of these amounts will be recorded to the Company’s consolidated statement of operations and comprehensive income or loss for the three months and year ended December 31, 2012.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company also incurred fees in connection with arranging and closing the consolidated facility.  These fees will be recorded to deferred financing costs on the Company’s consolidated balance sheet as at December 31, 2012, net of applicable amortization, and as a discount to long-term debt, net of applicable accretion, in respect of the term B facility.  The Company expects that the combination of deferred financing fees and discount to long-term debt will approximate $21,000.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2012 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

20.  Seasonality

Revenues are generally higher in spring, summer and autumn months due to higher collected and received waste volumes.  Operating expenses generally follow the rise and fall of revenues.